EXHIBIT 10(e)(1)(a)

CENTRAL LOUISIANA ELECTRIC COMPANY, INC.
SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

(As amended and Restated Effective January 1, 1996)

First Amendment

Cleco Corporation, a Louisiana corporation (the "Company") having adopted the Central Louisiana Electric Company, Inc. Supplemental Executive Retirement Plan (the "Plan"), and having reserved the right thereunder to amend the Plan, does hereby amend the Plan effective as of July 1, 1999, as follows:

1.   The Plan is hereby amended to change the name of the Plan to the "Cleco Corporation Supplemental Executive Retirement Plan."

2.   The Plan is hereby amended to change all references to "Central Louisiana Electric Company, Inc." therein to "Cleco Corporation."

3.   Section 6.1 of the Plan is hereby amended to change the reference to "Vice President, Employee and Corporate Services" therein to "Sr. Vice President, Employee & Corporate Services."

IN WITNESSES WHEREOF, the Company has caused these presents to be executed by its duly authorized officers, in a number of copies, all of which shall constitute one and the same instrument, which may be sufficiently evidenced by any executed copy thereof, this 3rd day of September, 1999, but effective July 1, 1999.

CLECO UTILITY GROUP INC.

By:/s/ Catherine C. Powell
       Catherine C. Powell
       Sr. Vice President,
       Employee & Corporate Services

Attest:

/s/ Michael P. Prudhomme
Corporate Secretary